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                                                                     EXHIBIT 11
                              POLYMER GROUP, INC.

                       COMPUTATION OF PER SHARE EARNINGS
                        (In Thousands, Per Share Data)

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
                                                            Fiscal Year
                                                      ------------------------
                                                       1998    1997     1996
                                                      ------- ------- --------
Basic and diluted:
  Net income (loss) applicable to common stock (A)... $19,704 $15,428 $ (2,130)
  Weighted average shares outstanding................  32,000  32,000   27,688
  Net income (loss) per common share--basic and
   diluted........................................... $   .62 $   .48 $   (.08)
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(A) Includes cumulative dividends on redeemable preferred stock of approximately $3.0 million in 1996.